Exhibit 99.1

ParaZero Moving Forward to Phase II with Israeli Ministry of Defense with the Precision Airdrop System Project

The second phase follows the successful showcasing of the AirDrop System’s ability to safely deliver sensitive and critical supplies under challenging conditions

Tel Aviv, Israel, Feb. 18, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aircrafts and defense Counter UAS systems, announced today that following the successful completion of Phase I of the DropAir, ParaZero’s Precision Airdrop System with the Israeli Ministry of Defense, the Company is officially transitioning to Phase II of the project.

Phase II will focus on delivering pilot systems for implementation and additional operational testing in various scenarios.

The DropAir system’s innovative parachute mechanism is deployed at low altitude above the ground, ensuring minimal drift and a highly accurate landing. The test results in Phase I demonstrated the resilience of blood units during the airdrop process, meeting stringent requirements for sensitive payloads. Based on the success of Phase I, the Company plans to advance the DropAir system into the next stage of development, aimed at addressing complex operational scenarios.

“The transition to Phase II marks a significant advancement in our efforts to provide custom solutions based on our innovative technology. As we continue to collaborate with leading defense customers, we believe this phase will further support our global expansion in the defense market,” said Boaz Shetzer, CEO of ParaZero.

The Precision Airdrop System is designed to revolutionize drone-based logistical support by enabling precise and secure delivery of supplies in challenging environments. Leveraging ParaZero’s renowned parachute technology, the system offers a cutting-edge solution to support military forces and emergency responders operating in high-risk zones. DropAirsystem was originally developed in collaboration with leading defense industry partners under military research initiatives. Its adaptability to various drone platforms, including widely available commercial models, makes it a versatile solution for military and humanitarian applications.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its global expansion in the defense market and how the Precision Airdrop System is designed to revolutionize drone-based logistical support by enabling precise and secure delivery of supplies in challenging environments. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com